December 27, 2024

Costamare Bulkers Holdings Limited
Draft Registration Statement on Form 20-F
Confidentially Submitted September 3, 2024
CIK 0002033535

Dear Mr. Timothy S. Levenberg:

We refer to the letter dated November 26, 2024 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Bulkers Holdings Limited (the “Company”), setting forth the comments of the SEC staff (the “Staff”) on the Company’s amended draft registration statement on Form 20-F (the “Form 20-F”), which was confidentially submitted to the SEC on November 13, 2024. The Company has today confidentially submitted with the SEC this letter, which sets forth the Company’s responses to the comments contained in the Comment Letter.  The Company intends to confidentially submit, at a later date, a further amended draft registration statement on Form 20-F, including changes in response to the Staff’s comments described below.

In response to the Staff’s telephone call to us following our receipt of the Comment Letter, we also confirm that the Company expects the refinancing of the existing credit facilities discussed in the Form 20-F to be concluded prior to the spin-off.

The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter.  The Staff’s comments are set forth in bold, followed by the Company’s response to those comments.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 20-F.

Form DRS 20-FR/A1 filed November 13, 2024

Restructuring Transactions, page 42

1.	Please expand your disclosure to quantify the cash consideration that will be paid to Costamare Inc. in connection with the CBI Share Purchase.

Response:

The Company respectfully advises the staff that the cash consideration that will be paid to Costamare Inc. in connection with CBI Share Purchase will not be a fixed amount of cash, but a variable amount that will result in the Company having a certain minimum level of cash following completion of the spin-off and the Restructuring Transactions. As described on page 42 of the Form 20-F, the CBI Share Purchase will occur promptly after the spin-off and distribution are complete. The amount of cash consideration that will be paid will be determined at the time of the spin-off based on the amount of cash the Company holds at that time, and therefore, we cannot reasonably estimate the amount of cash consideration to be paid in connection with the CBI Share Purchase prior to the finalization of the Company’s registration statement on Form 20-F.  This variable consideration will be reflected in the definitive documentation related to the CBI Share Purchase.

The Company further notes that its registration statement on Form 20-F will disclose and quantify the minimum amount of cash or cash equivalents that the Company will have immediately following the completion of the spin-off and the Restructuring Transactions. The Company believes this is the cash amount that is material to investors, rather than the amount of cash consideration to be paid to Costamare Inc. in connection with the CBI Share Purchase.

Operating and Financial Review and Prospects
Results of Operations
General and Administrative Expenses, page 96

2.	Please expand your disclosure to discuss reasons for the change in general and administrative expenses from $3.6 million in 2022 to $9.7 million to 2023.

Response:

In response to the Staff’s comment, the Company intends to revise the disclosure on page 96 of the Form 20-F in a subsequent amended registration statement on Form 20-F as follows (with additions shown as bold, underlined text):

“General and administrative expenses were $9.7 million and $3.6 million during the years ended December 31, 2023 and 2022, respectively. General and administrative expenses increased, period over period, mainly due to the operations of CBI, which was operational for the full year ended December 31, 2023, but was only operational for two months of the year ended December 31, 2022.”

Non-GAAP Financial Measures, page 98

3.
We note your response to prior comment 3 and also your presentation of the non-GAAP measure Voyage Revenue Adjusted on a Cash Basis. If the “accrued charter revenue” represents charter revenue earned for the relevant period, please clarify why it was not included in revenue recognized for the period under U.S. GAAP. If the “accrued charter revenue” adjustment represents revenue not yet earned under U.S. GAAP, please explain how your non-GAAP measure complies with the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI) Answer to Question 100.04.

Response:

The Company confirms that the “accrued charter revenue” adjustment can include revenue not yet earned under U.S. GAAP, but believes the presentation of Voyage Revenue Adjusted on a Cash Basis is not misleading and complies with the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Answer to Question 100.04 (“C&DI 100.04”).

“Accrued charter revenue” represents the difference between cash collected from charters in a given period and revenue recognized under U.S. GAAP for charters during the same period. This difference between cash received and revenue recognized can occur because certain charters have charter rates that escalate or de-escalate over the term of the charter, but under U.S. GAAP, revenue from such charters is recognized on a straight-line basis at their average rates. In the early years of a charter with escalating charter rates, revenue recognized under U.S. GAAP for such a charter would exceed cash received, while in later years, cash received would exceed revenue recognized. In the early years of a charter with de-escalating charter rates, cash received will exceed Voyage revenue recognized during the period; in the later years of a charter with de-escalating charter rates, Voyage revenue recognized will exceed cash received during the period. Accordingly, the adjustment for “accrued charter revenue” is not aimed at accelerating revenue because the adjustment could be positive or negative in a given period. The Company also notes that the “accrued charter revenue” amounts utilized in the adjustment are directly derived from and utilized in the U.S. GAAP calculation of Net Cash provided by / (used in) Operating Activities.

The Company believes the non-GAAP measure Voyage Revenue Adjusted on a Cash Basis is not misleading and is beneficial to investors because it presents revenue for a given period based on the then-current daily charter rates, which enables investors to understand the impact of charters with escalating or de-escalating charter rates on revenue and cash flow. In response to the Staff’s comment, and to ensure that the non-GAAP measure Voyage Revenue Adjusted on a Cash Basis is fully explained and not misleading, in a subsequent amended registration statement on Form 20-F, the Company intends to:

a.	Add the following footnote with respect to “accrued charter revenue” in the reconciliations for Voyage Revenue Adjusted on a Cash Basis and Adjusted EBITDA on pages 95 and 99 of the Form 20-F:

“Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Voyage revenue recognized during the period. For charters with de-escalating charter rates, Voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with de-escalating charter rates, cash received will exceed Voyage revenue recognized during the period; in the later years of a charter with de-escalating charter rates, Voyage revenue recognized will exceed cash received during the period.”

b.	Revise the footnote with respect to Voyage Revenue Adjusted on a Cash Basis on page 95 of the 20-F as follows (with additions shown as bold, underlined text):

“Voyage revenue adjusted on a cash basis is a non-GAAP financial measure. Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating or de-escalating charter rates on our revenue and cash flow. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” below for more information on our Voyage revenue adjusted on a cash basis, including a definition of Voyage revenue adjusted on a cash basis and a reconciliation of our Voyage revenue adjusted on a cash basis to our Voyage revenue.”

c.
Revise the first paragraph under the heading “Voyage Revenue Adjusted on a Cash Basis” on page 99 of the Form 20-F as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):

“Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. ~~“Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection.~~ We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating or de-escalating charter rates on our revenue and cash flow.”

4.
We note that “accrued charter revenue” is also an adjustment to derive your non GAAP measure Adjusted EBITDA, based on your reconciliation from U.S. GAAP Net Income to non GAAP measure Adjusted EBITDA on page 99. If “accrued charter revenue” represents amount that has not been earned and recognized under U.S. GAAP, please similarly explain how such adjustment complies with C&DI Answer to Question 100.04.

Response:

The Company respectfully refers the Staff to its response to comment 3 above. For the reasons described above, the Company believes that the inclusion of “accrued charter revenue” as an adjustment to derive the non-GAAP measure Adjusted EBITDA is not misleading and complies with C&DI 100.04. The Company further believes that the inclusion of this adjustment in Adjusted EBITDA is beneficial to investors because it allows investors to better evaluate the amount of cash available in a given period to service debt and make capital expenditures.

Financial Statements, page F-1

5.
Revise the filing to include the audited financial statements for the recently formed holding company Costamare Bulkers Holdings Limited which was formed on September 29, 2023. Refer to the guidance in Regulation S-X Rule 3-01(a) and Rule 15-01(e), applicable by Form 20-F General Instruction B.(d) and Item 18.(b).

Response:

The Company believes that is has complied with Rule 3-01(a) of Regulation S-X by providing completed audited financial statements for the dry bulk business of Costamare Inc., as predecessor of the Company, and that, pursuant to Section 1160 of the Division of Corporate Finance Financial Reporting Manual (the “Manual”), separate financial statements for the Costamare Bulkers Holdings Limited are not required.

The Company respectfully advises the Staff that it believes that it is a “business combination related shell company,” as set forth in Section 1160.3 of the Manual, and may therefore omit registrant financial statements under the second scenario contemplated by Section 1160.1 of the Manual. The Company further notes that Rule 15-01(e) of Regulation S-X is not applicable to business combination related shell companies. As described in Note 1 to the audited financial statements included in the F-pages of the Form 20-F, the dry bulk business of Costamare Inc. consists of: (i) 67 wholly-owned subsidiaries of Costamare Inc., operating or having operated in the dry bulk sector with owned vessels (the “Shipowning Subsidiaries”) and (ii) Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare Inc., operating as a dry bulk platform. The Company will acquire the Shipowning Subsidiaries prior to completion of the spin-off and will acquire CBI promptly after completion of the spin-off. As a result of these transactions, the dry bulk business will be conducted through the Company and its subsidiaries. Until the Company acquires the Shipowning Subsidiaries, which will occur after December 31, 2024, the Company will have no operations and nominal assets and liabilities solely related to its capitalization, making it a “shell” company within the meaning of Section 1160.2 of the Manual.

Additionally, because Costamare Bulkers Holdings Limited currently has, and as of December 31, 2024, is expected to have, no operations and nominal assets and liabilities solely relating to its capitalization, the Company does not believe that audited financial statements of Costamare Bulkers Holdings Limited for the years ended December 31, 2024 and 2023 are material to an investor’s understanding of the Company’s business.

6.	Please update your financial statements to comply with Form 20-F Item 8.A.5.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company expects to confidentially submit a further amended registration statement on Form 20-F including audited financial statements for the year ended December 31, 2024 prior to completing the spin-off and before or concurrently with any public filing of the Company’s registration statement on Form 20-F. Accordingly, the Company believes it will not be required to present interim financial information for 2024 periods separately at the time of the contemplated spin-off, and therefore intends to omit from any further draft registration statement submissions such interim financial information.

Note 1 – Basis of Presentation and General Information, page F-8

7.
We note your response to prior comment 7. Please expand your disclosure to clarify that you operate the business in a single operating and reportable segment and also include a brief explanation supporting your single reportable segment:

Response:

The Company acknowledges the Staff's comment and will include the requested expanded disclosure in the notes to its audited financial statements for the year ending on December 31, 2024. This disclosure will be part of a subsequent amended registration statement on Form 20-F as follows.

“The Company does not use discrete financial information to evaluate operating results for each type of charter or vessel type, including both owned and chartered-in vessels. As a result, management reviews the operating results of the entire fleet as a whole. Therefore, it has been determined that the Company operates under a single reportable segment.’’

General

8.
Please confirm that Costamare Inc. will deliver an information statement that describes the spin-off and your company, and substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. Refer to Staff Legal Bulletin No. 4.

Response:

The Company confirms that Costamare Inc. will deliver to its shareholders an information statement that describes the spin-off and the Company and which substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. The registration statement on Form 20-F serves the dual purpose of complying substantially with the information requirements of Regulation 14A or Regulation 14C and registering the spun-off securities under the Exchange Act.  Prior to the conclusion of the spin-off, when the Company’s registration statement on Form 20-F becomes effective, Costamare Inc. intends to use a “notice and access” method to distribute the effective registration statement, whereby it will file a Form 6-K that will notify its shareholders of the online availability of the registration statement and provide a hyperlink thereto.

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On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Mr. Timothy S. Levenberg
Division of Corporation Finance
Office Of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

Copy to:

Mr. Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian
MC 98000 Monaco